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                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                       (Amendment No. 1)*

                  DATALINK SYSTEMS CORPORATION
                         (Name of Issuer)

                  Common Stock, $.001 Par Value
                  (Title of Class of Securities)

                           23804A 10 7
                          (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 23804A 10 7               13G

1  NAME OF REPORTING PERSON
          Anthony LaPine

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) ---
   Not applicable                                             (b) ---

3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION
   USA

Number of Shares Beneficially Owned by Each Reporting Person With

5  SOLE VOTING POWER
   15,143,826

6  SHARED VOTING POWER
   250,000

7  SOLE DISPOSITIVE POWER
   7,150,000

8  SHARED DISPOSITIVE POWER
   250,000

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   15,393,826

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*
   Not applicable

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
   45.5%

12 TYPE OF REPORTING PERSON*
   IN                                   *See Instruction before filling out.
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Item 1.
     (a)  Name of Issuer: Datalink Systems Corporation
     (b)  Address of Issuer's Principal Executive Offices:

               1735 Technology Way, Suite 790
               San Jose, California 95110
Item 2.
     (a)  Name of Person Filing: Anthony LaPine
     (b)  Address of Principal Business Office:

               1735 Technology Way, Suite 790
               San Jose, California 95110

     (c)  Citizenship: USA
     (d)  Title of Class of Securities:  Common Stock, $.001 par value
     (e)  CUSIP No.:  23804A 10 7

Item 3.  If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b),
         check whether the person filing is a:   Not applicable.

Item 4.  Ownership.

     (a)  Amount Beneficially Owned:                     15,393,826
     (b)  Percent of Class:                                   45.5%
     (c)  Number of shares as to which such person has:

         (i)  sole power to vote or to direct the vote:      15,143,826<FN1>
         (ii) shared power to vote or to direct the vote:       250,000<FN2>
        (iii) sole power to dispose or to direct the
              disposition of:                                 7,150,000<FN3>
        (iv)  shared power to dispose or to direct the
              disposition of:                                   250,000<FN2>

<FN1>
Includes 2,000,000 shares held directly; 700,000 shares underlying currently exercisable stock options; 2,800,000 shares underlying shares of Series A Convertible Preferred Stock; and 1,400,000 shares underlying warrants held by Mr. LaPine. Also includes 8,243,826 shares which are issuable upon the exercise of warrants owned by Commonwealth Associates for which Mr. LaPine has been given a one year irrevocable proxy to vote if the warrants are exercised. The proxy expires on November 13, 1998; however, the proxy will also terminate upon the death or disability of Mr. LaPine or his no longer serving as the Chairman or Chief Executive Officer of the Company, and it will terminate at such time as Commonwealth Associates and its affiliates beneficially owns less than 10% of the outstanding common stock of the Company.
<FN2>
Represents 250,000 shares underlying currently exercisable stock options held by
Pamela LaPine, Mr. LaPine's wife.
<FN3>
Includes 2,000,000 shares held directly; 700,000 shares underlying currently exercisable stock options; 2,800,000 shares underlying shares of Series A Convertible Preferred Stock; and 1,400,000 shares underlying warrants held by Mr. LaPine.

Item 5.  Ownership of Five Percent or Less of a Class.  Not applicable.
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Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
         Not applicable.

Item 8.  Identification and Classification of Members of the Group.
         Not applicable.

Item 9.  Notice of Dissolution of Group.
         Not applicable.

Item 10. Certification.
         Not applicable.

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 18, 1998            By/s/ Anthony LaPine
                                     Anthony LaPine